Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction
Neonode Technologies AB	Sweden
Neno User Interface Solutions AB	Sweden
Neonode Japan Inc.	Japan
Neonode Americas Inc.	U.S.
NEON Technology Inc. Neonode Korea Ltd.	U.S. South Korea
Neonode Taiwan Ltd.	Taiwan